Exhibit 12.1

	Year Ended 1999		Year Ended 2000		Year Ended 2001		Year Ended 2002		Period Ended 1/1/03-2/18/03	Period Ended 2/19/03-12/31/03		Period Ended 2/19/03-9/30/03		Nine Months Ended 9/30/2004
Earnings
Income (loss) before income tax expense (benefit), and discontinued operations	$(3,765)		$(9,703)		$(1,887)		$4,829		$(11,196)	$2,034		$859		$(22,188)
Plus: Interest Expense	5,828		12,976		14,073		11,776		6,193	15,626		10,938		20,573
Earnings	$2,063		$3,273		$12,186		$16,605		$(5,003)	$17,660		$11,797		$(1,615)
Fixed Charges
Interest Expense	$5,828		$12,976		$14,073		$11,776		$6,193	$15,626		$10,938		$20,573
Preferred Dividends	—		6,468		8,724		—		—	—		—		—
Fixed Charges	$5,828		$19,444		$22,797		$11,776		$6,193	$15,626		$10,938		$20,573
Ratio of Earnings to Fixed Charges	0.4	x	0.2	x	0.5	x	1.4	x	NA	1.1	x	1.1	x	NA